November 9, 2023

VIA E-MAIL

Alexander C. Karampatsos
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110
alexander.karampatsos@dechert.com

       Re: Eagle Point Enhanced Income Trust, File No. 333-274966

Dear Mr. Karampatsos:

        On October 13, 2023, you filed a registration statement on Form N-2 on behalf of Eagle
Point Enhanced Income Trust (the    Fund   ) under the Securities Act of 1933 (
  Securities Act   )
and the Investment Company Act of 1940 (   1940 Act   ). We have reviewed the
registration
statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                            Prospectus

1. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Cover Page     Page 2

2. Please review Form N-2 Item 2(2) and 2(3) and, if applicable, include the disclosure required by rule 481(d) and (e) of the Securities Act regarding stabilization efforts and prospectus delivery obligations, respectively.

Cover Page     Page 3

3. In the fifth bullet point, please replace,    Our distributions may be
funded    with,    The Fund
   may pay distributions in significant part from sources that may not be available in the future
   and that are unrelated to the Fund   s performance, such as . . . .
 4. Please add the following bullet points:

   x   The amount of distributions that the Fund may pay, if any, is uncertain.

   x   An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on
       the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

Page 5     Portfolio Debt Securities

5. Disclosure states that the Fund will invest in    unregistered private
funds.    Please tell us how
   much the Fund will invest in hedge funds and/or private equity funds
(including
   collateralized fund obligations (CFOs), if relevant) that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-
   end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. We may have additional comments after reviewing your response.

6. Disclosure states that the Fund will invest in    similar investment
vehicles and companies,
   and sponsors of such vehicles.    Please specify what such vehicles and
companies are.

Page 6     Strategic Credit

7. Disclosure states that the Fund will invest in    other credit instruments.
  Please specify what
   such instruments are.

Page 7     Our Structure and Initial Portfolio Contribution Transaction

8. Disclosure refers to the reorganization of a predecessor fund with and into the Fund. Please provide additional information related to the reorganization, including (i) whether the predecessor fund and the Fund are affiliates, and (ii) whether any exemptive relief is required in order to effect the reorganization.

Page 9     Financing Strategy

9. In the first paragraph, disclosure refers to the possibility that the Fund will issue preferred shares. Please confirm that the Fund will not issue preferred shares within one year.
   Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses).

Page 17     Repurchase Risks

10. Disclosure states,    Shareholders that elect to tender any Shares for
repurchase will not know
    the price at which such Shares will be repurchased until the Fund   s NAV
as of the Valuation

                                                  2
    Date is able to be determined, which determination is expected to be able to be made in the
   month following that of the Valuation Date.    The tender offer rules
require that a specified
   amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being sought must all be stated at commencement of an offer. See Item 4 of Rule 14d-100 (Schedule
TO),
   incorporating Item 1004(a)(1)(i) and (ii) of Regulation M-A, and Item 7 of Rule 14d-100
   (Schedule TO), incorporating Item 1007(a) of Regulation M-A. Please delete this disclosure or revise it. Please also delete or revise similar disclosure that appears elsewhere in the
   registration statement, e.g., page 74 in the section titled,    Repurchase
Risks.

Page 24     Repurchases of Shares by the Fund

11. In the third paragraph, disclosure states that the Fund has the right to repurchase a
    shareholder   s Shares if the Fund determines that the repurchase is in the bests interest of the
    Fund. Please clarify, as you do in the Statement of Additional Information, that repurchases are subject to the requirements of the 1940 Act, including rule 23c-2 of the 1940 Act.

Page 28     Senior Securities

12. Please confirm that the Fund will add disclosure regarding the effects of leverage, in accordance with the instructions to Item 8.3.b. of Form N-2.

Page 29     Investment Objectives, Strategies, and Policies

13. Please state whether the Fund   s investment objectives may be changed
without a vote of the
    holders of a majority of voting securities. See Item 8.2.a. of Form N-2.

14. Please describe policies, including fundamental policies, that cannot be changed without a shareholder vote. See Item 8.2.a. of Form N-2.

Page 33     Related Historical Performance

15. Please revise the heading to state,    Historical Performance Data of the
Adviser.

16. Disclosure states that the Adviser is a subsidiary of Eagle Point Credit Management, the investment adviser to funds and accounts that have investment objectives, policies and strategies substantially similar to those of the Fund, including Eagle Point Core Income Fund and Eagle Point Enhanced Income Fund. Please tell us whether the Adviser and Eagle Point
    Credit Management are affiliates. If yes, please tell us whether the Adviser and Eagle Point
    Credit Management have in common virtually of their investment professionals. See GE
    Funds (pub. avail. Feb. 7, 1997).

17. The Fund   s use of partial accounts, also known as    sleeves,    in this
prior performance
    presentation may be materially misleading. For example, Portfolio Debt Securities, which is a sleeve, may have been managed differently than the full account, thus potentially causing
    investor confusion about the relevance of such sleeve   s performance.
Please delete all


                                                 3
    references to sleeves and the accompanying performance information, or explain how the disclosure of partial account performance is consistent with existing staff positions (e.g.,
   Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

18. In this section, please change    EP Accounts    to    EP Enhanced Income
Accounts.

19. The table must be presented either (1) net of all actual fees/expenses, including sales loads
    relating to the accounts, or (2) adjusted to reflect all of the Fund   s
expenses listed in the
    Fund   s fee table, including sales load. Performance figures are not required to be presented
    net of custodial fees, if any. See Investment Company Institute (pub. avail. Aug. 24, 1987).
    If custodial fees are not deducted, the Fund should disclose that prior performance is shown net of all fees/expenses except for custodial fees. If the actual fees/expenses of the accounts
    are lower than the Fund   s fees/expenses, disclosure should state that the
use of the Fund   s
    expense structure would have lowered the performance results. Please revise accordingly.

20. Please tell us supplementally why the differences identified in the fifth paragraph do not change the conclusion that the accounts and the Fund are substantially similar.

Page 34     Related Historical Performance

21. Please confirm that the composite performance deducts the highest fee charged to any account during the performance period.

22. The prior performance must present the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years. Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years.
    For example, the Fund may also show the average annual total return for 3 years. Please revise accordingly.

23. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment
    Advisers Act of 1940.

Page 49     We are subject to risks associated with our wholly-owned
subsidiaries.

24. Disclosure states that the Fund may invest indirectly through wholly-owned subsidiaries (a
       Subsidiary   ). Please respond to the following comments:
   x   Disclose any of the Subsidiary   s principal investment strategies or
principal risks that
       constitute principal investment strategies or principal risks of the
Fund.
   x   Disclose that the Fund complies with the provisions of the 1940 Act governing
       investment policies (section 8) on an aggregate basis with the
Subsidiary.
   x   Disclose that the Fund complies with the provisions of the 1940 Act governing capital
       structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the
       Fund treats the entity   s debt as its own for purposes of section 18.



                                                 4
     x    Disclose that each investment adviser to the Subsidiary complies with the provisions of
         the 1940 Act relating to investment advisory contracts (section 15) as an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.
    x    Disclose that each Subsidiary complies with the provisions relating to affiliated
         transactions and custody (section 17). Identify the custodian of the entity.
    x    Confirm to us that (a) if a Subsidiary is not organized in the U.S., the entity and its board
         of directors will agree to designate an agent for service of process in the U.S.; and (b) a
         Subsidiary and its board of directors will agree to inspection by the staff of the
         Subsidiary   s books and records, which will be maintained in
accordance with section 31
         of the 1940 Act.
    x    Explain to us whether the financial statements of the Subsidiary will be consolidated with
         those of the Fund. If not, please explain why not.
    x    Confirm in correspondence that the Subsidiary and its board of directors will agree to
         inspection by the staff of the Subsidiary   s books and records, which
will be maintained in
         accordance with Section 31 of the Investment Company Act and the rules thereunder.
    x    Confirm to us that any wholly-owned Subsidiary   s management fee
(including any
         performance fee), if any, will be included in the management fee line
item of the Fund   s
         fee table and the wholly-owned Subsidiary   s expenses will be
included in the other
         expenses line item of the Fund   s fee table.
    x    Disclose that the Fund does not intend to create or acquire primary control of any entity
         that primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.1

Page 77     Incentive Fee

25. Disclosure states,    Pre-Incentive Fee Net Investment Income includes, in
the case of
    investments with a deferred interest feature (such as OID, debt instruments payment-in-kind
    (   PIK   ) interest and zero-coupon securities), accrued income that we have not yet received in
    cash.    Please add disclosure in the strategies section regarding
investments in PIK and OID




1
  A primarily controlled entity is an entity that the Fund controls as defined in section 2(a)(9) of the 1940 Act and
for which the Fund   s control of the entity is greater than that of any other
person.

                                                           5
    securities. Please also disclose the risks presented by investments in PIK and OID securities, including:
       x   The interest payments deferred on a PIK loan are subject to the risk that the borrower
           may default when the deferred payments are due in cash at the maturity of the loan;
       x   The interest rates on PIK loans are higher to reflect the time-value of money on
           deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;
       x   Market prices of OID instruments are more volatile because they are affected to a
           greater extent by interest rate changes than instruments that pay interest periodically in cash;
       x   PIK instruments may have unreliable valuations because the accruals require
           judgments about ultimate collectability of the deferred payments and the value of the associated collateral; and
       x   Use of PIK and OID securities may provide certain benefits to the fund's adviser
           including increasing management fees and incentive compensation. Only include the reference to incentive compensation if the fund charges an incentive fee.

Page 82     Control Persons

26. Please state the name, address, and percentage of ownership of each person who owns 5% or
    more of the Fund   s outstanding securities. See Item 19.2. of Form N-2.

Page 90     Repurchases of Shares

27. Please disclose that the Fund will pay cash no later than 5 business days after the expiration of the offer.

Page 108     Plan of Distribution

28. The last paragraph states that the Fund has agreed to indemnify the Dealer Manager against certain liabilities, including under the Securities Act. If applicable, please describe provisions under the 1940 Act, as well. See Item 5.4. of Form N-2.

                             Statement of Additional Information

Page B-1     Fundamental Policies

29. With respect to investment restriction 7, please add    or group of
industries    after    in any
    particular industry.    See Item 8.2.b(2) of Form N-2.

Page B-2     Fundamental Policies

30. In the last sentence of the second paragraph, disclosure states,    To the
extent a pooled
    investment vehicle in which the Fund invests has adopted an 80% policy that indicates

                                                 6
    investment in a particular industry, the Fund will take such policy into consideration for
   purposes of the Fund   s industry concentration policy.    Please revise the
sentence to state,
      The Fund will consider the investments of its underlying pooled investment vehicles when
   determining the Fund   s compliance with its own concentration policies.

                                              Part C

Exhibit Index     Amended and Restated Declaration of Trust

31. Article III, sections 3.1 and 3.11 describe certain fiduciary duties of the
Fund   s Trustees. We
    understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with standard set forth in the
    Declaration of Trust. Provisions eliminating or altering the fiduciary
duties of a fund   s
    trustees, officers, member of any advisory board, investment adviser, principal underwriter
    are inconsistent with federal securities laws and the Commission   s
express views on such
    persons    fiduciary duties. Please add a provision to the Declaration of
Trust to clarify
    explicitly that notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of
    Trustees and officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

32. Article VI, section 6.11 describes certain requirements   albeit not
applicable to any claims
    brought under federal securities laws   related to derivative actions, such
as (1) a pre-suit
    demand, (2) that shareholders holding at least 50% of the shares of the Trust must join in the request, (3) that the Board is given a reasonable amount of time to consider and investigate the request, and (4) that the shareholder making a pre-suit demand on the Board undertakes to reimburse the Fund for certain expenses. Please disclose provisions 1-4 in an appropriate location in the prospectus including that the provisions do not apply to claims arising under the federal securities laws.

33. Article XII, section 12.4 includes provisions regarding an exclusive state forum, an exclusive federal forum, and waiver of a jury trial.
       x   Regarding the exclusive state forum, please disclose the provision in an appropriate
           location in the prospectus and corresponding risks of such a provision even as to non-
           federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum). Please also disclose that the provision does not apply to claims arising under the federal securities laws.
       x   Regarding the exclusive federal forum provision. Please disclose the provision in an
           appropriate location in the prospectus and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the Securities
           Act and l940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts).
       x   Regarding the jury trial provision, please disclose in an
appropriate location in the
           prospectus that shareholders waive the right to a jury trial.

                                                 7
 34. Please ensure that all changes made in response to the comments here align with the
    disclosure in the section titled,    Action by Shareholders    on page 93
of the prospectus. For
    example, the disclosure in that section states that the By-Laws, as opposed to the Declaration of Trust, provide that shareholders waive any and all right to a jury trial.

Item 31. Business and Other Connections of Investment Adviser.

35. Disclosure incorporates by reference the investment adviser   s Form ADV.
Please add a
    hyperlink for the form. See 17 CFR    270.0-4 (requiring an active
hyperlink to information
    incorporated by reference into a registration statement).

Item 34. Undertakings

36. Please add the required undertaking in Item 34.6 or explain why it is not necessary. See
    Item 34.6 of Form N-2.

                                     *    *   *       *     *   *

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166 or Jason Fox, Staff Accountant, at (202) 551-6757.


                                                          Sincerely,

                                                          Lisa N. Larkin
                                                          /s/ Lisa N. Larkin
                                                          Senior Counsel


cc:    Jason Fox, Staff Accountant
       John Lee, Senior Special Counsel
       Christian T. Sandoe, Assistant Director

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